EXHIBIT 11.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME PER COMMON AND COMMON EQUIVALENT SHARE

	For the Year Ended December 31,
BASIC	2005	2004	2003	2002	2001
	(In thousands, except per share amounts)

Income from continuing operations	$417,019	$572,723	$537,632	$455,042	$310,920
Gain from discontinued operations, net of tax	—	—	—	27,253	—
Cumulative effect of change in accounting principles, net of tax	—	—	—	(252,194)	(12,001)

Net income applicable to common shares	$417,019	$572,723	$537,632	$230,101	$298,919

Applicable Shares for Computation of Net Income Per Share:
Weighted average common shares outstanding	407,402	419,235	437,020	435,790	430,983

Net Income Per Common Share—Basic:
Income from continuing operations	$1.02	$1.37	$1.23	$1.04	$0.72
Gain from discontinued operations	—	—	—	0.06	—
Cumulative effect of change in accounting principles	—	—	—	(0.58)	(0.03)

Net income per common share	$1.02	$1.37	$1.23	$0.52	$0.69

DILUTED

Income from continuing operations	$417,019	$572,723	$537,632	$455,042	$310,920
Gain from discontinued operations, net of tax	—	—	—	27,253	—
Cumulative effect of change in accounting principles, net of tax	—	—	—	(252,194)	(12,001)

Net income applicable to common shares	$417,019	$572,723	$537,632	$230,101	$298,919

Applicable Shares for Computation of Net Income Per Share:
Weighted average common shares outstanding	407,402	419,235	437,020	435,790	430,983
Weighted average common equivalent shares arising from:
Dilutive stock options and restricted stock	3,637	3,858	5,211	5,355	4,765
Stock subscription and other warrants	—	—	—	147	418

Weighted average number of common and common equivalent shares	411,039	423,093	442,231	441,292	436,166

Net Income Per Common Share—Diluted:
Income from continuing operations	$1.01	$1.35	$1.22	$1.03	$0.71
Gain from discontinued operations	—	—	—	0.06	—
Cumulative effect of change in accounting principles	—	—	—	(0.57)	(0.03)

Net income per common share	$1.01	$1.35	$1.22	$0.52	$0.68